

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 5, 2012

<u>Via Email</u>
Wang Youngsheng
President
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi Province
China
A-28, Van Metropolis, # 25 Tangyan Road
Xi'an, Shaanxi, PRC 710064

> **Re: China Du Kang Co., Ltd.**
> **Amendment to Form 10**
> **Filed February 7, 2012**
> **File No. 000-53833**
> **Amendment to Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed November 7, 2011**

Dear Mr. Youngsheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10/A filed February 7, 2012</u>

1.   We reissue comment two from our letter dated November 22, 2011. Please file exhibits 10.45 and 10.46 in their entirety.

<u>Form 10-K/A for Fiscal Year Ended December 31, 2010</u>

2.   We reissue comment three from our letter dated November 22, 2011. Please amend your Form 10-K for the years ended 2010 and 2009 to provide all appropriate signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director